April 3, 2012

Matthew Wolfe, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

      Re: Avenue Mutual Funds Trust (the "Trust")
              Registration Statement on Form N-1A
              Registration Numbers 333-180165; 811-22677

Dear Mr. Wolfe:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Avenue Credit Strategies Fund (the "Fund")

Cover Page

The prospectus discloses that the Fund may invest substantially in junk securities, securities in default and derivatives. Should the cover page refer to the risk of investing in the Fund?

Investment Objective

Clarify whether capital appreciation is the primary objective of the Fund with fee and interest income as its secondary objective. In your response letter, indicate what "fees" will principally consist of and the types of activities that are expected to generate a material amount of fees for the Fund.

Fees and Expenses of the Fund

In your response letter, confirm that the Fund is expected to incur Acquired Fund Fees and Expenses of less than one basis point and that such amount is included in "Other Expenses."

Matthew Wolfe, Esq.

Move the information contained in the footnote denoted by the asterisk to a post-Item 8 of N-1A presentation of such information. Incorporate the applicable 60 days or less holding period into the "(as a percentage of amount redeemed)" parenthetical that accompanies the "Redemption Fee" line item.

The first parenthetical in footnote (2) identifies fees and expenses excluded from the coverage of the expense reimbursement agreement. In this regard, confirm to the staff in your response letter that during the Fund's first year of operations it is not expected to incur any of types of fees and expenses (such as interest) that are carved out from the coverage of the expense reimbursement agreement that would otherwise have been included in "Annual Fund Operating Expenses." In the alternative, provide an estimate of such fees and expenses and add that amount back to "Total Annual Fund Operating Expenses After Expense Reimbursement." Also confirm in your response letter that any repayment to the Adviser is not an excluded item for purposes of determining the expense ceiling.

 Principal Investment Strategies of the Fund

In your response letter, explain the need for the apparent defensive language "depending on current market conditions and the Fund's outlook over time." Does the Fund anticipate implementing a defensive investment position frequently and/or for extended periods of time?

Disclose that the Fund is non-diversified.

Clarify that a repurchase agreement constitutes a lending by the Fund and that a reverse repurchase agreement constitutes a borrowing by the Fund.

Portfolio Construction Guidelines

The disclosure on page 13 states that the Fund may invest in credit obligations of any maturity or duration. Disclose whether the Fund will seek to maintain any particular weighted average duration for its investment portfolio. Also disclose the risks of having a long duration.

It appears from the discussion under "Interest Rate and Income Risk" that the Fund's ability to invest in adjustable rate, variable rate and floating rate securities should also be disclosed in this section.

Expand the third paragraph to clarify that the Fund may invest in the types of securities described therein for speculative purposes. Also expand the related risk disclosure.

Regarding the Fund's permitted investment in derivatives and related disclosure, s*ee generally,* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Reconcile the Fund's ability to invest in the types of securities described in the fourth paragraph with its policy to restrict investments in illiquid securities to 15% of its net assets.

Matthew Wolfe, Esq.

The prospectus indicates that the Fund may originate loans. If applicable, disclose in the Fund's prospectus that it may originate loans as a principal investment strategy. If so, also highlight the risks to the Fund when it acts as an original lender, including whether it may face underwriter liability, lender liability or other claims.

Clarify whether the Fund may, as a principal investment strategy, invest in mortgage-backed or asset-backed securities or securities whose value depends on the performance or the value of mortgaged-backed or asset-backed securities. Also add applicable risk disclosure in the principal risks section.

Clarify whether the Fund may, as a principal investment strategy, invest in loan participations. If so, highlight the selection process that the Fund will use prior to making such investment and whether this will also include an evaluation of the credit worthiness of the institution selling the participation. Also add applicable risk disclosure in the principal risks section.

Disclose, in plain English, the significance of the 20% overlap limit described in the penultimate paragraph. In this regard, also disclose how limited investment opportunities are allocated, conflicts of interest that may arise, limitations on joint investing and investing for control. Also highlight in greater detail the true limit imposed by the 20% overlap limit. For example, since the 20% overlap limit is security specific, may the Fund nevertheless invest greater than 20% of its total assets in the same entity or group of affiliated entities as an Avenue private fund? If so, also disclose the extent of permitted overlap in the investments of this Fund and the Avenue private funds.

Credit Quality and Geographic Origin of Portfolio Investments

The disclosure indicates that "the Fund may invest a substantial part of its assets in just one country." In your response letter, undertake to sticker the Fund's prospectus to provide appropriate risk disclosure whenever 25% or more of the Fund's total assets represent investments in issuers located in any one foreign country.

The last sentence of this section indicates that "the Fund plans to have limited exposure to emerging market credit or sovereign obligations." Disclose the maximum amount of the Fund's assets that can be invested in emerging market credit and sovereign obligations. Also clarify whether "sovereign obligations" refers to both non-emerging market and emerging market sovereign obligations, or only to the latter.

Principal Risks of Investing in the Fund

Counterparty Risk

Expand the disclosure to highlight the Fund's policy with respect to the creditworthiness of its counterparties. Also disclose the maximum amount of the Fund's assets that could be exposed to any one counterparty or group of affiliated counterparties.

Matthew Wolfe, Esq.

Risk of Senior Loans

If applicable, disclose the risks presented by the structural subordination.

Manager Risk

Expand the disclosure to state also that the Fund could be liquidated at any time without shareholder approval and at a time that is not favorable for all of the Fund's shareholders.

Lender Liability Risk

Expand the last paragraph to clarify how the Fund could be exposed to claims for lender liability based on the actions of affiliates of, or persons related to, the Adviser. Disclose how these persons would make the Fund whole if the Fund were found liable for damages resulting from such claims.

Short Position Risk

Confirm in your response letter that the estimated amount of the Fund's costs of short selling are included as part of its "Total Annual Fund Operating Expenses" fee table line item presentation.

Conflicts of Interest Risk

Expand the discussion to clarify how the Fund's Board of Trustees will monitor the various conflicts of interest.

Purchase and Sale of Fund Shares

Revise to limit the information contained in this section to only that which is required by Item 6 of Form N-1A.

Additional Information About the Fund – Investment Philosophy

It appears from the discussion contained in the second paragraph that "shorting and other hedging strategies" are non-principal investment strategies of the Fund. In this regard, identify which of the Fund's investment strategies described in this section are principal and which are non-principal.

Additional Portfolio Construction Guidelines

Clarify which of the "following additional guidelines" identified in this section are principal investment strategies and which are non-principal investment strategies of the Fund.

It appears that the Fund may invest in reverse repurchase agreements as a principal strategy. If true, reconcile this investment strategy with the statement contained in the ninth paragraph that the Fund "does not intend to utilize financial leverage for investment purposes."

Matthew Wolfe, Esq.

Additional Risks of Investing in the Fund

Identify which of the risks described in this section are principal risks and which are non-principal risks of investing in the Fund.

Asset-Backed and Mortgage-Backed (or Mortgage-Related) Instruments Risk

In the second paragraph, insert the phrase "or no" after the word "favorable."

Pricing of Fund Shares

At the end of the first sentence of the sixth paragraph, add the phrase "which the Fund's Board has determined constitutes fair value."

Purchase of Fund Shares

Clarify whether each of the broker-dealers and financial intermediaries that have a selling agreement with the Fund's distributor will be acting as agent of the Fund. In this regard, also disclose how an investor can determine whether a broker-dealer or financial intermediary has entered into a selling agreement with the Fund's distributor.

Redemption of Fund Shares – In General

Clarify whether the references to "certain broker-dealers or other financial intermediaries" and to "its designees" refer exclusively to those broker-dealers and financial intermediaries that have entered into a selling agreement with the Fund's distributor.

Statement of Additional Information

Senior Loans – Original Lender

To the extent that the Fund expects to act as an original lender for a material amount of credit obligations in its portfolio, then substantially expand the prospectus disclosure to provide a meaningful discussion of, including the material risks and potential liabilities arising from, the Fund's origination activities. The disclosure should highlight the underwriting standards that the Fund intends to employ. Further, highlight the likely nature of the Fund's relationship with the entities in respect of which it will originate credit obligations. Also highlight the nature of the Fund's relationship with the persons that will "act as the agent or principal negotiator or administrator of a Senior Loan," as referenced in the last sentence of the first paragraph.

Fund Policies

Clarify that the first six enumerated Fund policies are fundamental investment policies.

In the third enumerated fundament investment policy, insert the phrase "or group of industries" after the word "industry."

Matthew Wolfe, Esq.

The sixth enumerated fundamental investment policy permits the Fund to lend its portfolio securities. In a separately captioned "Securities Lending" section, highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund's fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund's assets that can be invested in securities lending. Also state that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Expand the second sentence of the last paragraph to clarify that the Adviser and the Board of Trustees will take steps to satisfy the liquidity needs of the Fund.

In the last sentence of the last paragraph, insert the phrase "mortgage, hypothecate, or" before the word "pledge."

Add narrative disclosure to briefly describe what is "permitted by" the applicable authorities cited in the first, third, fourth, fifth and sixth enumerated fundamental investment policies.

Board of Trustees

For each trustee that will serve on the Fund's Board of Trustees, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusions that the person should serve as a trustee for the Fund. *See* Item 17(b)(10) of Form N-1A.

Financial Statements

Include the Trust's audited financial statements and file its auditors' consent in a pre-effective amendment to the registration statement.

Part C. Other Information

Item 35. Undertakings

Provide the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

Signatures

At the time the registration statement was originally filed Randolph Takian was the sole initial trustee of the Trust. Please note that at all times after the filing of the Trust's Form N-8A, the Trust must have a Board of Trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940. Also note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees, and also signed by each of the Trust's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified

Matthew Wolfe, Esq.

in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Matthew Wolfe, Esq.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel